FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release announcing appointment of new Director released on August 19, 2003	3

2.	Translation of significant event released on August 19, 2003	4

ITEM 1

www.santandersantiago.cl

THE BOARD OF BANCO SANTANDER CHILE APPOINTS NEW MEMBER

Santiago, Chile, August 19, 2003-. In a Board meeting held today, Lucía Santa Cruz was unanimously appointed as a new Board member of Banco Santander Chile in replacement of Victor Barallat.

Lucía Santa Cruz has a Masters degree in philosophy from the Oxford University and has been the Director of the Political Economy Institute of the Universidad Adolfo Ibañez since 2001. She is also a member of the Board of Directors of Compañía de Seguros Generales y de Vida Chilena Consolidada and the Fundación Minera Escondida. She is also on the advisory council of Nestlé Chile and the Fundación Educacional Santa Teresa de Ávila.

At the same time, the Board of the Bank named Fernando Cañas as Alternate Director in replacement of José Juan Ruíz. Recently, the Executive Committee of Santander Central Hispano had also named Mr. Fernando Cañas as Managing Director of Grupo Santander’s credit and debit card businesses for Latin America.

CONTACTS:

Robert Moreno

Banco Santander Chile

562-320-8284

ITEM 2

Santiago, August 20, 2003

Mr.

Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Ref. Significant event

Mr. Superintendent,

As disclosed in Articles 9 and 10 of Law 18,045 and Chapter 18-10 of the Regulations of the Superintendence of Banks and Financial Institutions, Banco Santander Chile informs that in an Extraordinary Board Meeting held on August 19, 2003, the resignation of Victor Barallat López as a Board member was accepted. Simultaneously, Lucía Santa Cruz Sutil was named as his replacement.

In the same meeting the resignation of Mr. José Juan Ruíz Gómez as Alternate Director was accepted and Mr. Fernando Cañas Berkowitz was named as his replacement.

Sincerely,

OSCAR VON CHRISMAR CARVAJAL
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	August 21, 2003	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel